[redacted]

11017515

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2011
WASH, D.C.
200

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66912

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Riverbank Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

689 Fifth Avenue, 12th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Navins 212-871-7965
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Ave, Floor 3	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David M. Tanen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Riverbank Capital Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary and Director

Title

SHERRY HYON
Notary Public, State of New York
No. 01HY6233422
Qualified in Rockland County
Commission Expires Dec. 27, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~. Operations
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIVERBANK CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2010

RIVERBANK CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2010

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

Stockholders
Riverbank Capital Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Riverbank Capital Securities, Inc. as of December 31, 2010, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riverbank Capital Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 12 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 24, 2011

RIVERBANK CAPITAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS	
Cash and cash equivalents	$ 1,064,060
Warrants receivable - at fair value	1,894,882
Advance to related party	42,305
Related party loan	200,000
Warrants - at fair value	84,500
Property and equipment, net of accumulated depreciation of $49,316	14,268
Other assets	13,482
	$ 3,313,497
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 583,477
Warrants payable - at fair value	1,808,300
Deferred income taxes	6,100
Income taxes payable	25,542
Total liabilities	2,423,419
Commitments and contingencies	
Stockholders' equity	
Common stock, $.001 par value; 100 shares authorized, 75 issued and outstanding	-
Additional paid-in capital	75,000
Retained earnings	815,078
Total stockholders' equity	890,078
	$ 3,313,497

See accompanying notes to financial statements.

RIVERBANK CAPITAL SECURITIES, INC.
STATEMENT OF OPERATIONS
Year ended December 31, 2010

Revenue	
Placement fee income	$ 5,298,194
Unrealized appreciation on warrants	27,500
Interest	2,667
Realized loss on warrants	(10,800)
	5,317,561
Expenses	
Salaries and benefits	4,307,204
Rent and occupancy	78,105
Professional fees	69,831
Office expenses	41,032
Regulatory fees	18,499
Other operating expenses	5,216
Depreciation	2,450
Insurance	1,008
	4,523,345
Income before provision for income taxes	794,216
Provision for income taxes	39,300
Net income	$ 754,916

See accompanying notes to financial statements.

RIVERBANK CAPITAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year ended December 31, 2010

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Stockholders' Equity
Balance at January 1, 2010	75	$ -	$ 75,000	$ 225,162	$ 300,162
Dividends paid	-	-	-	(165,000)	(165,000)
Net income, year ended December 31, 2010	-	-	-	754,916	754,916
Balance at December 31, 2010	75	$ -	$ 75,000	$ 815,078	$ 890,078

See accompanying notes to financial statements.

RIVERBANK CAPITAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year ended December 31, 2010

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	
Cash flows from operating activities	
Net income	$ 754,916
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	2,450
Unrealized appreciation on warrants	(27,500)
Realized loss on warrants	10,800
Deferred income taxes	2,500
Warrants earned as placement fee income	(1,818,282)
Changes in operating assets and liabilities	
Accounts receivable	318,573
Advance to affliate	(60,473)
Other assets	4,626
Warrants payable - at fair value	1,808,300
Accounts payable and accrued expenses	91,258
Income taxes payable	25,542
Net cash provided by operating activities	1,112,710
Cash flows from investing activivties	
Purchase of property and equipment	(15,119)
Related party loan	(200,000)
Net cash used in investing activities	(215,119)
Cash flows from financing activivties	
Dividends paid	(165,000)
Net cash used in financing activities	(165,000)
Net increase in cash and cash equivalents	1,112,710
Cash and equivalents, beginning of the year	331,469
Cash and equivalents, end of the year	$ 1,064,060
Supplemental disclosure of cash flow information	
Income taxes paid	$ 7,958

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND BUSINESS ACTIVITIES

The Company

Riverbank Capital Securities, Inc. (the "Company") was incorporated under the laws of the State of Delaware on October 5, 2004, and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company carries no customer funds or securities and therefore is exempt from the requirement to make computations of reserve requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company is authorized to act as an agent in the private placement of securities and to provide advisory services in connection with merger and acquisition transactions. The Company provides services principally to companies that operate in the bio-technology industry. The Company operates from its shared office facility located in New York, New York.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Concentration of credit risk

The Company maintains all of its cash in bank deposit accounts at one financial institution which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts and believes it is not exposed to any significant risk on cash.

Cash and cash equivalents

The Company considers all highly liquid financial instruments with a maturity of three months or less when purchased to be cash equivalents.

Property and equipment

Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Additions, improvements and replacements are capitalized. Depreciation of property and equipment is provided for by the straight-line method over the estimated useful lives of the related assets. The Company's assets are primarily computers, telephone equipment and leasehold improvements with estimated useful lives of between three and five years.

- Continued -

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

Private placement fees and expense reimbursements are recorded at the time the revenue is earned and no longer subject to negotiation or refund.

The Company's placement fees are typically payable in cash at or following the closing of a private placement. The Company's fees often include warrants to purchase a specified number of the issuer's securities. The Company uses the Black-Scholes Option Pricing Model to value the placement fee income paid in the issuer's warrants.

Warrants

Warrants held by the Company are carried at fair value. The changes in fair value of the warrants are computed using the Black-Scholes Option Pricing Model. The change in the fair value of warrants is recognized in the statement of operations.

Commissions

Commission expense is recognized when the related revenue is earned and paid for providing the Company with introductions to accredited investors. Commissions are paid after the Company's successful receipt, deposit, and availability of funds or warrants depending on form of revenue received.

Income taxes

The Company has elected to be treated as a Subchapter S Corporation for Federal and New York State income tax purposes. As such, no provision or liability is made for Federal and State income taxes since such obligations are the responsibility of the individual stockholders. A provision is made for local New York City Corporation Tax as New York City does not recognize S Corporations as pass through entities and therefore the Company is subject to the tax.

The Company accounts for New York City income taxes using the liability method, which requires the determination of deferred tax assets and liabilities, based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. The net deferred tax asset is adjusted by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

The income tax returns of the Company are subject to examination by federal, state and city taxing authorities. Such examination could result in adjustments to net income or loss, which changes could affect the income tax liabilities of the individual stockholders and/or the Company. The Company's tax returns are open for inspection for the four years ended December 31, 2010.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur.

- Continued -

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company's policy is to include interest and penalties related to unrecognized tax benefits within the Company's provision for (benefit from) income taxes. The Company recognized no amounts for interest and penalties related to unrecognized tax benefits in 2010 and 2009. In addition the Company had no amounts accrued for interest and penalties as of December 31, 2010 and 2009, respectively.

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENT

The adoption of recently effective accounting standards did not have a material effect on the Company's financial statements nor does the Company believe that any other recently issued but not yet effective, accounting standards will have a material effect on the Company's financial position or results of operations when adopted.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company entered into an Office Services Agreement with a related party in which the related party provides office space, payroll, office and administrative services to the Company. The Company reimburses the related party for its share of such expenses. For the year ended December 31, 2010, reimbursable expenses amounted to $669,489. As of December 31, 2010, the Company has prepaid $42,304, which will be applied against future services.

As a result of these related party transactions, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

On November 16, 2010 the Company entered into a loan agreement with a related party in which the related party received a loan of $200,000. The loan bears interest at 5% and is payable in full upon the earlier of: (1) the receipt by the borrower of $1,000,000 through the sale of debt or equity securities, or (2) May 16, 2011.

NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2010, the Company had net capital of $434,047, which exceeded its required minimum net capital of $161,155 by $272,892 and an aggregate indebtedness to net capital ratio of 5.6:1.

- Continued -

NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company defines fair value as the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value estimates presented in the table below are based on information available to the Company as of December 31, 2010.

The accounting standard regarding fair value measurements discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The standard utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

The Company has determined the fair value of certain assets and liabilities using the income approach; the following table presents the Company's fair value hierarchy for these assets measured at fair value on a recurring basis as of December 31, 2010:

	Fair Value December 31, 2010	Quoted Market Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Warrants to acquire common stock (1)	$ 84,500	$ -	$ -	$ 84,500
Warrants receivable (1)	1,894,882	-	-	1,894,882
Liabilities				
Warrants payable (1)	(1,808,300)	-	-	(1,808,300)
Total	$ 171,082	$ -	$ -	$ 171,082

(1) Bio-Technology Industry

- Continued -

NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Warrants to Acquire Common Stock

The fair value of warrants held by the Company, in connection with private placements of securities, has been estimated by management in the absence of a readily ascertainable market value. At December 31, 2010, the Company has determined, based upon the Black-Scholes Option Pricing Model, that the fair value of these warrants is $84,500. The assumptions used in the Black-Scholes Option Pricing Model were: (i) strike price of $2.04, (ii) share price of $4.66, (iii) estimated holding period of approximately 3.7 years from December 31, 2010, (iv) volatility 96.01% and (v) a risk free interest rate of 2.02%. Because of the inherent uncertainty of valuation, the estimated value may differ significantly from the fair value that would have been used had a ready market for the warrants existed, and the difference could be material.

Warrants Receivable and Related Warrants Payable

At December 31, 2010, the Company had a total receivable of 4,942,563 warrants related to three separate companies, for which the Company completed private placements during the year ended December 31, 2010. The Company recorded placement fee income of $1,818,282 related to these warrants on the date they were earned. As of December 31, 2010, the Company has determined, based upon the Black-Scholes Option Pricing Model, that the fair value of these warrants was $1,894,882.

In connection with the above private placements the Company recorded a corresponding commission liability for the amount of warrants to be issued as commission once received for $1,732,000 determined based upon the Black-Scholes Option Pricing Model. As of December 31, 2010, the Company has determined that the fair value of these warrants was $1,808,300.

The assumptions used in the Black-Scholes Option Pricing Model for these warrants are outlined below:

Term	4.4 - 6.9 Years
Volatility	82.86 - 88.93%
Strike price	$0.58 - 1.10
Share price	$0.53 - 1.00
Risk-free interest rate	2.02 - 2.71%

The Company's management used the following assumptions for the above Black-Scholes Option Pricing Model inputs: On the option grant date, the currently available quoted market price for determining the fair value of the warrants common stock, an expected volatility based on the average expected volatilities of a sampling of five companies with similar attributes to the warrants common stock, including industry, stage of life cycle, size and financial leverage, an expected dividend rate of 0% based on historical trends for similar Company's, a risk free interest rate based on the current U.S. Treasury 5-year Treasury Bill and an expected forfeiture rate of 0%.

- Continued -

NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following table provides a summary of changes in fair value of the Company's assets and liabilities, as well as the portion of gains or losses included in income attributable to unrealized appreciation and depreciation that relate to those assets and liabilities held at December 31, 2010:

	Fair Value Measurements Using Significant Other Observable Inputs (Level 3)			
	Warrants to Acquire Common Stock	Warrants Receivable	Warrants Payable	Total
Balance at January 1, 2010	$ 68,100	$ -	$ -	$ 68,100
Purchases, sales, and settlements				
Warrants receivable in connection with private placement	-	1,818,282	-	1,818,282
Commissions payable in the form of warrants	-	-	(1,732,000)	(1,732,000)
Total gains or losses				
Unrealized appreciation	27,200	76,600	(76,300)	27,500
Realized loss on disposition of warrants	(10,800)	-	-	(10,800)
Balance at December 31, 2010	$ 84,500	$ 1,894,882	$ (1,808,300)	$ 171,082

NOTE 7 – INCOME TAXES

Provision for income taxes for the year ended December 31, 2010, consists of the following:

New York City - current	$ 33,200
New York City - deferred	6,100
	$ 39,300

Temporary differences that give rise to deferred tax assets and liabilities consist of (i) unrealized gains and losses on warrants, (ii) accelerated depreciation on fixed assets, and (iii) organizational costs capitalized for income tax purposes.

- Continued -

NOTE 8 – INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some customers against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely that it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

SUPPLEMENTARY INFORMATION

RIVERBANK CAPITAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL AND OTHER STATEMENTS
REQUIRED BY RULES 15c3-1 AND 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

Stockholders' equity	$ 890,078
Allowable credits - deferred income tax liability	6,100
	896,178
Less non allowable assets	
Warrants - at fair value	(84,500)
Property and equipment, net	(14,268)
Advance to related party	(42,305)
Warrants receivable - at fair value	(1,894,882)
Warrants payable - at fair value	1,808,300
Related party loan	(200,000)
Other assets	(13,482)
Total net capital before haircuts	455,041
Less haircuts on securities	
Money market funds	(20,994)
Net capital	$ 434,047
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 161,155
Excess net capital	$ 272,892
Excess net capital at 1,000% (the lessor of net capital less 10% of aggregate indebtedness or 120% of minimum dollar capital requirement)	$ 192,315
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness	$ 2,417,319
Ratio of aggregate indebtedness to net capital	5.6:1

There were no material differences between the above calculation of net capital and the net capital as reported in the Company's part IIA of the unaudited FOCUS report Form X-17A-5 as of December 31, 2010.

The Company claims an exemption to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of the Rule.

See accompanying notes to financial statements.

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

Stockholders
Riverbank Capital Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements of Riverbank Capital Securities, Inc. (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in and of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness; yet important enough to merit attention by those responsible for the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 24, 2011